Exhibit 19.1

Insider Trading Policy Private and confidential. Internal use only. Not for external distribution.

This Insider Trading Policy (the “Policy”) sets forth the guidelines to all employees, Directors and Officers of Schwazze (the “Company” or “SCHWAZZE”), including its affiliates and subsidiaries. This Policy memorializes the Company’s standards on trading and causing the trading of securities while in possession of material, non-public information.

Illegal insider trading is against Company policy. Everyone at SCHWAZZE has worked very hard to establish SCHWAZZE as a company known for integrity and ethical conduct and this Policy is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company, not just so-called “insiders”.

A copy of this Policy shall be delivered to all current and new employees and consultants upon the commencement of their relationship with SCHWAZZE. Individuals who fail to comply with the requirements of this Policy are subject to disciplinary action, at the sole discretion of the Company, including immediate dismissal for cause.

1.	The Law Against “Insider Trading”

One of the principal purposes of the federal securities laws is to prohibit insider trading. In recent years, insider trading has become a major focus of the enforcement program of the Securities and Exchange Commission and of criminal prosecutions brought by United States Attorneys.

In general, an insider must not trade for personal gain in the securities of the Company if that person possesses material, nonpublic information about the Company. Prohibitions against “insider trading” apply to trades, tips, and recommendations by virtually any person associated with the Company (as further defined below in Covered Persons) if the information involved is “material” and “non-public.” For example, an insider who is aware of material, nonpublic information must not disclose such information to family, friends, business or social acquaintances, employees or independent contractors of the Company or other third parties. An insider may make trades in the market or discuss material information only after the material information has been made public.

For compliance purposes, you should never trade, tip, or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with and obtain the advance written approval of the Company’s General Counsel.

2.	Definitions

(a)Covered Person(s): This Policy refers to an “insider” which shall include the following Covered Persons which include: (a) all members of the Company’s Board of Directors, Officers and employees; (b) consultants to the Company or other persons associated with the Company and/or its affiliates and/or its subsidiaries, including but not

Insider Trading Policy Private and confidential. Internal use only. Not for external distribution.

limited to distributors, sales agents or other partners or third parties that may, in the course of their work with SCHWAZZE, receive access to confidential, material non-public information; and (c) household and immediate family members of those listed in (a) and (b)above. No Covered Persons who knows of any material non-public information may communicate that information to any other person if he or she has reason to believe that the information may be improperly used in connection with securities trading. Covered Persons and certain related persons must “preclear” all trading in securities of the Company in accordance with the procedures set forth in Section 4 below.

(b)Securities: Securities of SCHWAZZE are defined as common stock, preferred stock, options to purchase stock, warrants, convertible debt and/or derivative securities. No Covered Persons may purchase or sell any security, whether or not issued by the Company, while in possession of material non-public information concerning the security.

(c)Black-Out Periods: A “Black-Out Period” is a time before and after a significant event wherein a Covered Person may not buy or sell Company’s securities without violating this Policy. There are several Black-Out Periods which include twenty (20) days prior to the release of financial results for the periods ending March 31, June 30, September 30 and December 31 of each year and end after three full trading days of SCHWAZZE securities on the OTCQX after the results are announced for the preceding fiscal period. If the last day of the month falls on a weekend, the Black-Out Period will start at the close of business on the last trading day prior to the weekend. Additional Black-Out Periods may occur when other material events occur, such as a press release sent out to the public, wherein only a select few persons have knowledge of the event.

(d)Material Information:

Material Information is defined to be information that has market significance and its public dissemination is likely to affect the market price of securities or is information that a reasonable investor would want to know before making an investment decision.

Insider trading restrictions come into play only if the information you possess is “material.” If you feel that the information is material, it probably is. Materiality involves a relatively low threshold and is difficult to define.

However, any information dealing with the following subjects is reasonably likely to be considered sensitive, non-public material:

●	Significant changes in the Company’s prospects;
●	Significant write-downs in assets or increases in reserves;
●	Developments regarding significant litigation or government agency investigations;
●	Liquidity problems;
●	Changes in earnings estimates or unusual gains or losses in major operation;
●	Major changes in management;
●	Changes in dividends;

Insider Trading Policy Private and confidential. Internal use only. Not for external distribution.

●	Extraordinary borrowings;
●	Award or loss of a significant contract;
●	Changes in debt ratings;
●	Proposals, plans, or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;
●	Public offerings; and
●	Pending statistical reports (e.g., consumer price index, money supply and retail figures, interest rate developments).

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition, or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on the Company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, exercise caution. Consult with the Company’s General Counsel before making a decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(e)Non-Public Information:

Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated through recognized channels of distribution in a manner designed to reach public investors and public investors have had a reasonable period of time to react to the information. Even after public disclosure of information regarding the Company, you generally must wait a period of two or three business days for the information to be absorbed by public investors before you can treat the information as public.

Non-public information may include but is not limited to:

●	Information available to a select group of analysts or brokers or institutional investors;
●	Undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
●	Information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information.

Insider Trading Policy Private and confidential. Internal use only. Not for external distribution.

As with questions of materiality, when in doubt about whether information is non- public contact the Company’s General Counsel or assume that the information is “non-public” and therefore, treat it as confidential.

3.	Reporting and Severe Penalties for Violating Insider Trading Laws

If any Covered Person has reason to believe that material, nonpublic information of the Company has been disclosed to an outside party without authorization, that person should report this to the Company’s General Counsel immediately.

If any person subject to this Insider Trading Policy has reason to believe that an insider of the Company or someone outside of the Company has acted, or intends to act, on inside information, that person should report this to the Company’s General Counsel immediately.

If it is determined that an individual maliciously and knowingly reports false information to the Company with intent to do harm to another person or the Company, appropriate disciplinary action will be taken according to the severity of the charges, up to and including dismissal. All such disciplinary action will be taken at the sole discretion of the Company.

Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers and supervisors. A person who violates insider trading laws can be subject to criminal penalties, sentenced to a substantial jail time and required to pay a penalty of several times the amount of profits gained, or losses avoided.

Moreover, Congress has passed insider trading legislation that, in a significant departure from prior law, explicitly empowers the Securities and Exchange Commission to seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation.” Such persons may be held liable for up to the greater of $1 million or three times the amount of the profit gained, or loss avoided. Thus, even for violations that result in a small or no profit, the Securities and Exchange Commission can seek a minimum of $1 million from the Company and various management and supervisory personnel.

Given the severity of the potential penalties, compliance with the policies set forth in this Policy are absolutely mandatory, and noncompliance is a ground for dismissal. Exceptions to these policies, if any, may only be granted by the Company’s General Counsel and must be provided before any activity contrary to the above policies takes place.

4.	Preclearance of Securities Transactions

Because Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to preclear all purchases and sales of the Company’s securities in accordance with the following procedures:

Insider Trading Policy Private and confidential. Internal use only. Not for external distribution.

(a)Subject to the exemption in part “(d)” below, no Covered Person may, directly or indirectly, purchase or sell any security issued by the Company without first obtaining prior written approval from the Company’s General Counsel. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children, and to transactions by entities over which such person exercises control. Covered Persons are responsible for assuring that their family members comply with the restrictions set forth in this Section 4.

(b)The Company’s General Counsel shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked in writing, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted.

(c)Requests are most likely to be approved for trading that is to occur in the following “window periods”:

(i)The 30-day period beginning one week after the annual report has been mailed to shareholders, provided that the report adequately covers important corporate developments and no new major undisclosed developments occur within that period;

(ii)Following a release of quarterly results, which includes adequate comment on new developments during the period;

(iii)Following the wide dissemination of information on the status of the Company and current results; and

(iv)At those times when there is relative stability in the Company’s operations and the market for its securities.

(d)Preclearance is not required for purchases and sales of securities under a preexisting written plan, contract, instruction, or arrangement that:

(i)Has been reviewed and approved at least one month in advance of any trades thereunder by the Company’s General Counsel (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Company’s General Counsel at least one month in advance of any subsequent trades);

(ii)Was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material non-public information about the Company; and

(iii)Gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Company; or

Insider Trading Policy Private and confidential. Internal use only. Not for external distribution.

(iv)Explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

With respect to any purchase or sale under a prearranged trading plan as described above, the third-party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Company’s General Counsel.

5.	Black-Out Periods and Prohibited Transactions

All Covered Persons are prohibited from, directly or indirectly, purchasing, selling, or otherwise acquiring or transferring any equity security of the Company during a Black-Out Period as defined in Section 2(c) above. The Company reserves the right to issue Black- Out Period notices to all Covered Persons and such notice and the receipt thereof shall be strictly confidential and not disclosed to anyone else. Covered Persons should anticipate that trades are unlikely to be pre-cleared while the Company is in the process of assembling material, non-public information to be released and until such information has been released and fully absorbed by the public market.

A Covered Person, including such person’s spouse, other persons living in such person’s household, and minor children and entities over which such person exercises control, is prohibited from engaging in the following transactions in securities of the Company’s unless advance approval is obtained from the Company’s General Counsel:

(a)Short-term trading: Persons associated with the Company who purchase its securities must retain such securities for at least six months.

(b)Short sales. Persons associated with the Company may not sell the Company’s securities short.

(c)Options trading. Persons associated with the Company’s may not buy or sell puts or calls on the Company’s securities.

(d)Trading on margin. Persons associated with the Company may not trade on the margin the Company securities.

6.	Trading Windows

Covered Persons not in possession of material, non-public information about the Company may purchase, sell, or otherwise acquire or transfer equity securities of the Company without preclearance pursuant to Section 4 during the two-week period beginning at the end of the third full trading day following the Company’s filing with the Securities and Exchange Commission of an annual report on Form 10-K and each quarterly report on Form 10-Q, (each such period, a “Trading Window”), in each case unless informed by the Company that trading during a Trading Window has been

Insider Trading Policy Private and confidential. Internal use only. Not for external distribution.

suspended. A Covered Person in possession of material, non-public information about the Company during a Trading Window may not purchase, sell, or otherwise acquire or transfer equity securities of the Company until after the third full trading day after the Company has made a widespread public release of such information, provided that such trading day is within the Trading Window.

7.	Liability of the Company

The adoption, maintenance and enforcement of this Policy is not intended to result in the imposition of liability upon the Company for any insider trading violations where such liability would not exist in the absence of this Policy.

This Policy pertains to the 2020 calendar year and each year thereafter until modified or revoked by the Directors and supersedes any previous policy of the Company concerning insider training.